May 3, 2016

VIA EDGAR CORRESPONDENCE

Ms. Deborah O'Neal-Johnson
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to Comments on Pre-Effective Amendment No. 2 to Midas Series Trust's Registration Statement on Form N-14 (File No. 333-209306)

Dear Ms. O'Neal-Johnson:

On behalf of Midas Series Trust (the "Trust"), set forth below are the comments that you provided by telephone on April 27, 2016 concerning Pre-Effective Amendment No. 2 to the Trust's Registration Statement on Form N-14 (the "N-14"), in connection with a proposed merger of Midas Fund and Midas Perpetual Portfolio ("Perpetual" or the "Fund") (together, with Midas Fund, the "Funds"), which was filed with the Securities and Exchange Commission ("SEC") on April 14, 2016, and the Funds' responses thereto.  Your comments are set forth below in italics and are followed by the Funds' responses.  A copy of the Trust's Pre-Effective Amendment No. 3 to the N-14, which has been marked to show changes since the most recent filing date, is attached hereto for your reference.  Unless defined herein, capitalized terms have the meanings assigned to them in the N-14.
PART A
1.	In the Q&A "How will the Reorganization affect me as a shareholder," highlight the fact that the Acquiring Fund has a higher management fee than the Acquired Fund.

The Trust has made the requested change.

2.
In the Q&A "Will there be any sales load, commission, or other transactional fee paid by shareholders in connection with the Reorganization," the last sentence says that the Funds will pay the costs of the Meeting  and the Reorganization.  If true, also state that these costs will be paid by the Funds regardless of whether the Reorganization is consummated.

The Trust has made the requested change.

3.
In the Q&A "What happens if the Reorganization is not approved," confirm  supplementally that there is no other alternative (besides leaving the Acquiring Fund as a  separate series of the Trust).   For example, confirm that liquidation is not an option that  was considered by the Board.

The Trust has revised the disclosure to read as follows:

"If shareholders of the Acquired Fund do not approve the Reorganization, the Acquired  Fund is expected to continue to operate as a separate series of Midas Series Trust. In  such event, it is not currently anticipated that the Acquired Fund would engage in an  alternative extraordinary transaction such as liquidation, for example."

4.
In the Q&A "Who will bear the expenses related to the Meeting and the Reorganization,"  there is discussion in the first paragraph regarding the portfolio repositioning.  If the  sales resulting from the repositioning will generate capital gains to shareholders,  quantify the amount of the distribution in total and on a per share basis.  If capital loss carryforwards will be used to offset the capital gains distributions, make note of this as well.

The Trust has revised the disclosure to note that it is not currently anticipated that sales of securities resulting from such repositioning will generate capital gains to shareholders.

5.
Under "How the Reorganization will work," the third to last sentence in the first paragraph says that Perpetual currently anticipates making no capital gains distributions.  However, see comment #4 above and respond to this.

The Trust has revised the disclosure to note that it is not currently anticipated that sales of securities resulting from such repositioning will generate capital gains to shareholders.

6.
Under "Board Consideration of the Reorganization," second paragraph, please flesh out the factors that the Board considered in making its determination to approve the Reorganization, similar to the discussion in paragraph three regarding the performance of the two funds.  For example, for factor nine, the Investment Manager will receive a higher management fee as a result of the Reorganization.

The Trust has made the requested changes.

7.
Please be aware that because the Prospectus for the Trust is incorporated by reference into the proxy statement, a copy of the Prospectus must accompany the proxy statement that is sent to shareholders (per Instruction G of N-14).

The Trust has noted such comment.

8.
In the fee table, (i) Take out the line item for "Reorganization costs" because it is not necessary to show this in the fee table.  Instead, simply footnote that these costs are not included in the fee table; (ii) Re-calculate the Example numbers based on the new fee table figures; (iii) Since the Acquired Fund invests a significant amount of its assets in ETFs, please explain why there is no "Acquired Fund Fees and Expenses" line item in the fee table; and (iv) Confirm supplementally that the fees in the fee table represent current fees, as required by Item 3 of N-14.

The Trust has made the changes requested in (i) and (ii). With respect to (iii), the fees and  expenses incurred indirectly by Perpetual as a result of its investments in ETFs do not  exceed 0.01 percent (one basis point) of average net assets of the Fund. Accordingly, the  Fund has included such fees and expenses under "Other Expenses." With respect to (iv), the fees in the fee table represent current fees, as required by Item 3 of N-14.

9.
In the second paragraph under "Comparison of Fund Performance – Perpetual," add a statement to the effect that because the Fund was previously a money market fund, its performance during that time differs from its performance as currently managed.

The Trust has added the following:

"The Fund's performance prior to December 29, 2008 reflects its operation as a money  market fund and its performance following reflects how it is currently managed."

10.
Under "Federal Income Tax Consequences of the Reorganization," the disclosure indicates that the portfolio repositioning could result in taxable gains.  Please quantify this, as requested in comment #4 above.

The Trust has revised the disclosure to note that it is not currently anticipated that sales of securities resulting from such repositioning will generate taxable gains to shareholders.

11.	Please add an "adjustments" column to the capitalization table. See the Balance Sheet adjustments column in the Pro Forma Financials for information regarding this.

The Trust has made the requested change.

PART B

1.	Supplementally confirm whether the Acquiring Fund meets the IRC diversification requirements, as it appears from the Pro Forma Schedule of Investments that the Fund is over the limits.

The Trust confirms that the Acquiring Fund meets IRC diversification requirements.

2.	In the Pro Forma Schedule of Investments, by tick mark, identify those securities that will be sold as part of the repositioning.

In the Pro Forma Schedule of Investments, the Trust has noted by tick mark those  securities that are currently expected to be sold as part of the repositioning.

3.	In the Pro Forma Statement of Operations, remove the "Reorganization costs" line item.

The Trust has made the requested change.

4.	In the Notes to Pro Forma Financials, Note 2, paragraph two, quantify the capital gains distributions that will result from the repositioning (see comment #4 in Part A above).

The Trust does not currently anticipate that sales of securities resulting from such  repositioning will generate capital gains to shareholders.

*            *            *            *            *

The Trust acknowledges that:  (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments on these matters, or any questions, please contact me at (212) 480-6432, extension 208, or jramirez@midasfunds.com.

Sincerely,

/s/ John F. Ramírez
General Counsel

cc:            Thomas Winmill
Midas Management Corporation

Pamela M. Krill, Esq.
Godfrey & Kahn, S.C.